                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          FURR'S/BISHOP'S, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361115 40 5
                     --------------------------------------
                                 (CUSIP Number)

                                Clifford S. Haye
                         Teachers Insurance and Annuity
                             Association of America
                                730 Third Avenue
                               New York, NY 10017
                                 (212) 916-4247
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 7, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 361115 40 5                                         PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Teachers Insurance and Annuity Association of America
    I.R.S No. 13-1624203
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    none: not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           8,607,637
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    8,607,637
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,607,637
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC
--------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of common stock, par value $.01 per share (the "Shares"), of Furr's/Bishop's, Incorporated, a Delaware corporation (the "Company"), previously filed by Teachers Insurance and Annuity Association of America, a New York corporation (the "Reporting Person"). Capitalized terms used herein and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

   Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

   Item 4 is hereby amended, in pertinent part, to add the following information and update the prior information:

"Item 4.  Purpose of Transaction

     On May 7, 1998, the Reporting Person sent a letter to the Company requesting certain information from the Company. A copy of such letter is attached as Exhibit 4 hereto and incorporated herein by this reference."

     Item 7 is hereby amended to add the following information:

"Item 7.  Material to be Filed as Exhibits




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                                                               Page 4 of 5 Pages



Exhibit 4         Letter, dated May 7, 1998, from the Reporting Person to the
                  Company."

                                                               Page 5 of 5 Pages


                                    SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.


Dated:   May 11, 1998


                                       Teachers Insurance and Annuity
                                       Association of America



                                       By: /s/ Clifford S. Haye
                                          --------------------------------
                                           Name:    Clifford S. Haye
                                           Title:   Senior Counsel

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER             DESCRIPTION
-------             -----------
   4                Letter, dated May 7, 1998, from the Reporting Person to the
                    Company.